Ioannis Tzouganatos Assistant vice-President	100 Summer Street Suite 1500 Boston, MA 02110	Tel. 617-476-1711 Fax 617-203-1260 Ioannis.tzouganatos@citi.com

January 31, 2011

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Mirae Asset Discovery Funds (the “Trust”)

Filing Nos. : 333-166018/811-22406

Filing pursuant to 497(c)

Ladies and Gentlemen:

On behalf of the Trust and pursuant to Rule 497(c) of the Securities Act of 1933, as amended, we hereby submit for filing via EDGAR the Trust’s form of Prospectus and Statement of Additional Information dated January 26, 2011, each of which contain changes from those included in Post-Effective Amendment No. 4 on Form N-1A filed with the Securities and Exchange Commission on January 26, 2011 (Accession No. 0001447572-11-000019).

If you have any questions regarding this filing, please contact me at (617) 476-1711.

Sincerely,

/s/ Ioannis Tzouganatos

Ioannis Tzouganatos

Assistant Secretary of the Trust

Citi Fund Services Ohio, Inc.